Expeditors International of Washington, Inc. (EXPD)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Expeditors International Shareholder since 2012

Please Vote For Proposal 4 – Political Spending Disclosure

It is unfortunate that management does not trust shareholders to make up their mind on this proposal based on the arguments in the proxy. Management has used money not out of their own pockets to rebroadcast weak claims against this governance improvement shareholder proposal in a management proxy supplement.

Management repeats its claim it had implemented this proposal. But the Securities and Exchange Commission did not agree in Expeditors International of Washington, Inc. (March 22, 2022)
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2022/cheveddenexpeditors032222-14a8.pdf

The management proxy supplement at this late date has a whiplash argument. Management claims that it swears off political spending at the top of the company and then claims, in a paradox, that in order to do a report on its political spending it would need to do a painstaking survey of 156 company offices.

In reading between the lines of the Management Proxy Supplement it appears that management attaches high importance to covering up corporate membership in trade associations that expose values that are an embarrassment to the core values of Expeditors International.

Please Vote For Proposal 4 – Political Spending Disclosure

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.